GENTOR RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

The following management's discussion and analysis ("MD&A"), which is dated as of April 27, 2022, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the "Company" or "Gentor") as at and for the financial year of the Company ended December 31, 2021 ("fiscal 2021") in comparison with those as at and for the financial years of the Company ended December 31, 2020 ("fiscal 2020") and December 31, 2019 ("fiscal 2019"), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2021, fiscal 2020 and fiscal 2019 (the "Annual Financial Statements"). As the Company's consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company's annual report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future plans and objectives of the Company) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: having relinquished its only project (the Karaburun project in Turkey) effective at the end of 2017, the Company currently does not have any commercial operations and has no material assets; while the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms; uncertainties relating to the availability and costs of financing in the future; changes in equity markets; the Company's history of losses and expectation of future losses; activities of the Company (including the Company's ability to secure financing) may be adversely impacted by the continued spread of COVID-19; and the other risks disclosed under the heading "Risk Factors" in the Company's annual report on Form 20-F.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

As described in the Going Concern note to the Annual Financial Statements (Note 1), the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its cash requirements. The Company's continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern. See also the "Liquidity and Capital Resources" section of this MD&A.

In May 2019, the Company closed a non-brokered private placement of 5,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$250,000 (US$187,125). Mr. Arnold T. Kondrat ("Mr. Kondrat"), who is Chief Executive Officer, President and a director of the Company, purchased 3,000,000 of the said shares.

In June 2019, the Company entered into a settlement agreement (the "Settlement Agreement") with Savannah Resources plc ("Savannah") relating to the deferred consideration payable to Gentor pursuant to the terms of the sale by Gentor to Savannah in July 2014 of the Company's properties in Oman (see Gentor's press release dated June 20, 2019 for a description of the said deferred consideration). Savannah is an AIM-listed resource development company.  Under the Settlement Agreement, the Company and Savannah agreed to fully settle the said deferred consideration in exchange for (a) the payment by Savannah to the Company of $100,000 (with $50,000 being payable 30 days from the date of signing the Settlement Agreement and $50,000 being payable six months from the date of signing the Settlement Agreement), and (b) the issuance to the Company by Savannah of $200,000 worth of Savannah shares (being 3,008,025 shares). Such shares were subject to a six-month orderly market restriction and had all been disposed of by the Company by December 31, 2019.

Results of Operations

For fiscal 2021, the Company reported net income and comprehensive income of $21,194 ($0.00 per share), as compared to a net loss and comprehensive loss of $301,085 ($0.01 per share) and $295,868 ($0.01 per share) during fiscals 2020 and 2019, respectively. During fiscal 2021, variances in expenses occurred in the expense categories described below as compared to fiscals 2020 and 2019.

Management and consulting fees

Consulting fees for fiscal 2021 were $nil as compared to $nil and $62,381 for fiscals 2020 and 2019, respectively. The consulting fees incurred in fiscal 2019 were due to the Company's efforts to seek and evaluate new business opportunities.

Professional fees

Professional fees, which include legal and audit fees, slightly increased to $60,474 during fiscal 2021 compared to $56,874 during fiscal 2020 and $66,159 during fiscal 2019. The increase in professional fees in fiscal 2021 as compared to fiscal 2020 was related to increased legal fees. The decrease in professional fees in fiscal 2020 as compared to fiscal 2019 was mainly related to decreased legal fees.

General and administrative expenses

The Company incurred general and administrative expenses of $252,492 during fiscal 2021 as compared to $265,767 during fiscal 2020 and $365,016 during fiscal 2019. The expense items listed below are included in general and administrative expenses:

Travel and promotional

The Company incurred travel and promotional expenses of $1,383 during fiscal 2021 compared to $12,449 during fiscal 2020 and $22,149 incurred during fiscal 2019. The movements in travel and promotional expenses are in accordance with the Company seeking new business opportunities during fiscal 2019 and decreased promotional activity during fiscals 2021 and 2020.

Employee benefits

The Company's employee benefits expense was $155,346 for fiscal 2021 and $167,328 for fiscal 2020 as compared to $214,828 during fiscal 2019. The Company's personnel are paid out of the Canadian corporate office.

Other

Other general and administrative expenses incurred during fiscal 2021 include rent expense of $59,526 (2020 - $55,431 and 2019 - $90,761); shareholder information expenses of $16,795 (2020 - $15,918 and 2019 - $21,875) and other office expenses of $19,442 (2020 - $14,641 and 2019 - $15,403).

Stock-based compensation expense

Stock-based compensation expense was $nil for fiscal 2021 as compared to $nil and $41,227, respectively for fiscals 2020 and 2019, due to the expense recorded on the stock options issued in 2019.

Foreign exchange loss / gain

The Company recorded a foreign exchange gain of $114 during fiscal 2021 compared to a foreign exchange loss of $8,634 during fiscal 2020 and a foreign exchange loss of $538 during fiscal 2019, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Realized loss on disposal of investment in shares

The realized loss on disposal of investment in shares was $120,809 for fiscal 2019 (as compared to $nil and $nil, respectively for fiscals 2021 and 2020) and was as a result of the sale of the Savannah shares during fiscal 2019.

Gain on settlement

The gain on settlement of $300,000 related to the settlement with Savannah with respect to the deferred consideration payable to the Company from the disposal of its Oman properties and the value of the said Savannah shares received during fiscal 2019 pursuant to this settlement (fiscals 2021 and 2020 - $nil and $nil, respectively).

Canadian dollar common share purchase warrants

The gain on Canadian dollar common share purchase warrants was $nil during fiscals 2021 and 2020 compared to a gain of $59,740 during fiscal 2019. This gain was related to the fair value adjustments for the derivative instruments.

Writeback of accounts payable and accrued liabilities

The Company recorded a gain of $334,014 during fiscal 2021 as a result of a write-back of certain accounts payable and accrued liabilities (as compared to $nil and $nil, respectively for fiscals 2020 and 2019.

Other income

The Company recognized other income of $30,110 during fiscal 2020, compared to $nil and $nil, respectively, for fiscals 2021 and 2019. During fiscal 2020, the Company qualified for, and obtained, an amount of $30,110 under the Canada Emergency Wage Subsidy (CEWS) program offered by the Canadian government due to the COVID-19 pandemic.

Selected Annual Information

The following financial data is derived from the Company's Annual Financial Statements for each of the three most recently completed financial years. This data has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

	2021 $	2020 $	2019 $

Net income (loss) and comprehensive income (loss)	$21,194	$(301,085)	$(295,868)
Net income (loss) and comprehensive income (loss) per share	$0.00	$(0.01)	$(0.01)
Total assets	$20,101	$16,449	$183,352
Total current liabilities	$804,974	$823,413	$713,413
Total non-current liabilities	$25,079	$24,182	$-

For fiscal 2021, the Company had net income and comprehensive income of $21,194 compared to a net loss and comprehensive loss of $301,085 in fiscal 2020. The difference is mainly due to the writeback of accounts payable and accrued liabilities of $334,014 during fiscal 2021.

For fiscal 2020, the Company had a net loss and comprehensive loss of $301,085 compared to a net loss and comprehensive loss of $295,868 in fiscal 2019. The difference is mainly due to lower management and consulting fees, general and administrative expenses and stock-based compensation expense during fiscal 2020 as compared to fiscal 2019 being offset by the gain on settlement during fiscal 2019 and a lower gain on common share purchase warrants.

For fiscal 2019, the Company had a net loss and comprehensive loss of $295,868 compared to a net loss and comprehensive loss of $40,742 in fiscal 2018. The difference is mainly due to higher general and administrative expenses and stock-based compensation expense during fiscal 2019 as compared to fiscal 2018 being offset by the gain on settlement during fiscal 2019 and a lower gain on common share purchase warrants.

Summary of Quarterly Results

The following table sets out certain consolidated financial information of the Company for each of the last eight quarters, from the first quarter of fiscal 2020 to the fourth quarter of fiscal 2021. This financial information has been prepared in accordance with US Generally Accepted Accounting Principles ("US GAAP"). The Company's presentation and functional currency is the United States dollar.

	2021	2021	2021	2021
	4th Quarter	3nd Quarter	2nd Quarter	1st Quarter
Net (loss) income	$(80,083)	$(44,679)	$(121,716)	$267,672
Net (loss) income per share	$(0.00)	$(0.00)	$(0.00)	$0.01
	2020	2020	2020	2020
	4th Quarter	3nd Quarter	2nd Quarter	1st Quarter
Net loss	$(83,525)	$(63,146)	$(99,186)	$(55,228)
Net loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

The Company reported a net loss of $80,083 during the fourth quarter of 2021 compared to a net loss of $44,679 in the third quarter of 2021. The increase in net loss for the fourth quarter of 2021 was mainly due to an increase in professional fees of $21,199 and a foreign exchange loss of $14,482 during the fourth quarter of 2021 as compared to the third quarter of 2021.

The Company reported a net loss of $44,679 during the third quarter of 2021 compared to a net loss of $121,716 in the second quarter of 2021. The decrease in net loss was mainly due to a reduction in professional fees of $26,567, a decrease in office expenses of $15,415, a decrease of $11,159 in shareholder information expenses, as well as a foreign exchange gain of $12,177 during the third quarter of 2021 as compared to the second quarter of 2021.

The Company reported a net loss of $121,716 during the second quarter of 2021 compared to a net income of $267,672 in the first quarter of 2021, mostly due to regular course of business expenses for the second quarter of 2021. The increase in net loss was mainly due to an increase in professional fees of $29,573, and an increase of $14,573 in shareholder information expenses during the second quarter of 2021 as compared to first quarter of 2021 where the Company also recorded a write-back of certain account payables and accrued liabilities of $334,014.

The Company reported net income of $267,672 during the first quarter of 2021 compared to a net loss of $83,525 during the fourth quarter of 2020. The net income in the first quarter of 2021 was mainly due a gain of $334,014 recorded in relation to a write-back of certain accounts payable and accrued liabilities offset by lower professional fees (decrease of $15,594) and general and administrative expenses (decrease of $3,927) incurred during the first quarter of 2021 compared to the fourth quarter of 2020.

The Company reported a net loss of $83,525 during the fourth quarter of 2020 compared to net loss of $63,146 during the third quarter of 2020. The higher net loss in the fourth quarter was mainly due to higher professional fees of $19,284 incurred during the fourth quarter of 2020 compared to $1,662 during the third quarter of 2020.

The Company reported a net loss of $63,146 during the third quarter of 2020 compared to a net loss of $99,186 during the second quarter of 2020. The decrease in the net loss was related to lower professional fess of $1,662 during the third quarter of 2020 compared to $32,341 during the second quarter of 2020 being offset by an increase in employee benefits of $52,039 in the third quarter of 2020 compared to $36,363 during the second quarter of 2020. In addition, general and administrative expenses were $16,924 in the third quarter compared to $44,094 in the second quarter mostly due to additional shareholder information expenses in the second quarter.

The Company reported a net loss of $99,186 during the second quarter of 2020 compared to a net loss of $55,228 during the first quarter of 2020. The increase in the net loss was related to higher professional fees of $32,341 during the second quarter of 2020 compared to $3,587 during the first quarter of 2020 being offset by other income of $18,660 in the second quarter of 2020 compared to $nil during the first quarter of 2020. As well, general and administrative expenses were $80,457 in the second quarter compared to $51,418 in the first quarter, with the increase mainly attributed to additional shareholder information, office and promotional expenses.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company's cash balance at December 31, 2021 was $4,085 as compared to $793 at December 31, 2020. The increase was due to $3,292 of cash generated by operating activities during the year ended December 31, 2021.

In May 2019, the Company closed a non-brokered private placement of 5,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$250,000 (US$187,125). Mr. Kondrat purchased 3,000,000 of the said shares.

Reference is also made to the disclosure under "General" above with respect to the Settlement Agreement entered into by Gentor with Savannah in June 2019 relating to the settlement of certain deferred consideration payable to Gentor.

The Company expects to raise additional funds through additional offerings of its equity securities to funds its activities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company's common shares. Such securities may also be issued at a discount to the market price of the Company's common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in any property held by it. There can be no assurance the Company would be successful in selling any such property.

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0008 per share. As of April 27, 2022, the Company had outstanding 38,906,742 common shares and 1,040,000 stock options.

Related Party Transactions

As of December 31, 2021, an amount of $359,938 (December 31, 2020 - $258,032) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary and management fees in arrears and advances.

As of December 31, 2021, an amount of $228,439 was owed to Loncor Gold Inc. (December 31, 2020 - $37,449), a company with common directors, in relation to the payment of common general and administrative expenses.

All of the above related party transactions occurred in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

Accounting Pronouncements Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2021.  For the year ended December 31, 2021, there were no updates that are applicable or are consequential to the Company.

Significant Accounting Estimates

The preparation of the Company's Annual Financial Statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company's Annual Financial Statements include the following:

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses or reversals of previously recognized impairment losses were recorded during fiscals 2021, 2020 or 2019.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.  The deferred taxes for the Company amount to $nil as at December 31, 2021.

Accounting Standards Codification 740, "Income Taxes" requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2021 the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock-based compensation

The Company has a stock option plan, which is described in note 9(c) of the Annual Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight-line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. As at December 31, 2021, the Company estimates that all the outstanding options previously granted will vest.

Fair value of financial instruments

The Company follows "Accounting Standards Codification" ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

At December 31, 2021 and December 31, 2020, the carrying values of the Company's cash, amounts due from and to related parties, advances receivable, accounts payable and accrued liabilities approximate fair value.

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of income (loss) and comprehensive income (loss). The Company has not used derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2021. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2021.

Canadian
Dollars
Cash	$3,899
Accounts payable	(138,709)
Loan	(40,000)
Total foreign currency working capital	(174,810)
US$ exchange rate at December 31, 2021	0.7888
Total foreign currency net working capital in US$	(137,890)
Impact of a 10% strengthening of the US$ on net income	(13,789)

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock-based compensation costs.

Other Risks and Uncertainties

Since December 31, 2019, the COVID-19 pandemic has caused a widespread health crisis that has affected economies and financial markets around the world resulting in an economic downturn. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions. The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company's business, operations and financial results, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation continues to develop and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on the Company's business, operations or financial results, including the Company's ability to secure financing; however, the impact could be material.

Effective at the end of 2017, the Company relinquished its Karaburun project in Turkey (which was the Company's only project).  The Company is currently evaluating new business opportunities.  As the Company currently does not have any commercial operations and has no material assets, an investment in the Company's common shares is considered highly speculative and involves a very high degree of risk.  While the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms (the continued spread of COVID-19 may also adversely impact the ability of the Company to identify and acquire a suitable asset or business).  Further, even if a proposed transaction is identified, there can be no assurance that the Company will be able to complete the transaction.  The transaction may be financed in whole, or in part, by the issuance of additional securities of the Company and this may result in further dilution to investors, which dilution may be significant, and which may also result in a change of control of the Company.

Reference is made to the Company's annual report on Form 20-F for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).